UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒   Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	November 29, 2016	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

"Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement."

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DISCLOSEABLE AND CONNECTED TRANSACTION
DISPOSAL OF THE ENTIRE EQUITY INTEREST IN EASTERN LOGISTICS

On 29 November 2016, the Company entered into the Disposal Agreement with the Purchaser, pursuant to which, the Company has conditionally agreed to sell, and the Purchaser has conditionally agreed to purchase, the entire equity interest in Eastern Logistics at a consideration of RMB2,432,544,211.50. Upon completion of the Disposal, Eastern Logistics will cease to be a subsidiary of the Company.

As at the date of this announcement, the Purchaser is a wholly-owned subsidiary of CEA Holding, the controlling shareholder of the Company. Therefore, the Disposal constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As one or more of the relevant applicable percentage ratios set out in the Listing Rules in respect of the Disposal exceed 5% but are less than 25%, the Disposal will constitute a discloseable and connected transaction of the Company under the Listing Rules. Therefore, the Disposal is subject to the reporting, announcement and Independent Shareholders’ approval requirements under Chapter 14 and Chapter 14A of the Listing Rules.

A circular containing, among others, further information in relation to (i) the Disposal Agreement, (ii) the letter of recommendation from the Independent Board Committee to the Independent Shareholders; and (iii) a letter of advice from Octal Capital Limited to the Independent Board Committee and the Independent Shareholders, will be issued by the Company and despatched to its Shareholders no later than 20 December 2016.

1.	THE DISPOSAL

On 29 November 2016, the Company entered into the Disposal Agreement with the Purchaser, pursuant to which, the Company has conditionally agreed to sell, and the Purchaser has conditionally agreed to purchase, the entire equity interest in Eastern Logistics at a consideration of RMB2,432,544,211.50. There is no security or pledge over or any other limitations on the transfer of the equity interests in Eastern Logistics, nor is there any litigation, arbitration or judicial measures such as seizure or freezing involved, nor is there any other situation that would otherwise impede the transfer of title. Upon completion of the Disposal, Eastern Logistics will cease to be a subsidiary of the Company.

2.	THE DISPOSAL AGREEMENT

The principal terms of the Disposal Agreement are set out as follows:

Date

29 November 2016

Parties

Vendor:	The Company

Purchaser:	Eastern Airlines Industry Investment Company Limited* (東方航空產業投資有限公司), a wholly-owned subsidiary of CEA Holding

Consideration

The Consideration is RMB2,432,544,211.50, determined with reference to the Valuation Report.

According to the Valuation Report, the asset-based approach has been adopted by the Valuer to appraise the value of the Disposal Group. In appraising the value of a number of subsidiaries of Eastern Logistics, including Shanghai Eastern Transport, Eastern Express and China Cargo Airlines, the income approach has been adopted by the Valuer.

According to the Valuation Report, the book value (based on the financial statements of Eastern Logistics) and appraised value of the net assets of Eastern Logistics as at 30 June 2016, being the market value of the entire shareholders’ equity of Eastern Logistics as at 30 June 2016, were approximately RMB837.5763 million and RMB2,432.5442 million, respectively. In particular, Shanghai Eastern Transport, Eastern Express and China Cargo Airlines have been covered under the scope of appraisal of long- term equity investments. As of 30 June 2016, the book value (based on the financial statements of Eastern Logistics) and appraised value of long-term equity investments were approximately RMB61.0537 million and RMB307.0401 million, respectively. As at 30 June 2016, the entire shareholders’ equity in China Cargo Airlines was appraised, using the income approach, at RMB-399,033,042.08. According to the Company Law of the PRC, “the Shareholders’ equity of a limited liability company is limited to zero.” Accordingly, the appraised value of China Cargo Airlines under long-term equity investments is zero. The respective appraised value of Shanghai Eastern Transport and Eastern Express, based on the free net cashflow of the respective entities in certain future years, are RMB204,705,361.76 and RMB102,334,704.53 respectively.

Details of the Valuation Report will be summarised in the circular in relation to the Disposal to be despatched by the Company.

Further announcement will be made by the Company within 15 business days after publication of this announcement in compliance with Rule 14.60A and Rule 14.62 of the Listing Rules.

Conditions precedent to the Disposal

The Disposal Agreement shall become effective on the date of satisfaction of all the conditions below:

(a)	having obtained the approval from the competent authorities in charge of state- owned assets in respect of the Disposal; and

(b)	having obtained the approval from the Independent Shareholders at the EGM as required under the rules and regulations of the relevant stock exchanges applicable to the Company in respect of the Disposal Agreement and the Disposal.

Completion and payment of consideration

Upon the Disposal becoming effective, the parties will proceed with completion as soon as practicable.

The Consideration will be payable by the Purchaser in cash by way of transfer into the bank account as designated by the Company within five working days from the date on which the Disposal Agreement becomes effective. Where the Purchaser fails to pay the Consideration as stipulated under the Disposal Agreement, the Company shall be entitled to a penalty from the Purchaser, which is to be calculated based on the interest rate applicable to bank borrowings during the same period.

The Company and the Purchaser will, as soon as practicable after the completion of the Disposal, complete the necessary filing and registration in relation to the change of shareholder of Eastern Logistics with the relevant authority under the State Administration for Industry and Commerce (工商行政管理部門). The completion of the Disposal Agreement will take place upon completion of the registration of change of shareholders of Eastern Logistics at the relevant authority under the State Administration for Industry and Commerce.

For the period from 30 June 2016 to the date of completion of registration of change of industrial and commercial matters, profit and loss related to the Disposal Group shall be enjoyed and assumed by the Purchaser. The Company is obliged to manage, in good faith, the entire equity interest and shareholders’ equity in Eastern Logistics and the corporate assets of Eastern Logistics under the Disposal Agreement.

Arrangements in relation to the outstanding account receivables and account payables

As of 30 June 2016, Eastern Logistics and China Cargo Airlines owed to the Company and its subsidiaries (excluding the Disposal Group) the outstanding non-operational account payables in an amount of RMB267 million and outstanding operational account payables (after offsetting the outstanding operational account payables owed by the Company and its subsidiaries (excluding the Disposal Group) to Eastern Logistics and China Cargo Airlines) in an amount of RMB1,105 million. The Company expects that the account receivables and the account payables will continue to accrue from 30 June

2016 to 31 December 2016.

The parties have agreed to the following repayment arrangements in respect of the outstanding non-operational account payables and operational account payables:

(a)	in respect of non-operational account payables, Eastern Logistics and China Cargo Airlines shall settle respectively their respective non-operational account payables with the Company accrued up to 31 December 2016 within five working days from the date on which the Disposal Agreement becomes effective. The payables shall be verified and recognized by both parties as of 31 December 2016;

(b)	in respect of operational account payables, the parties shall verify and recognize the operational account payables as of 31 December 2016, and on an accrual basis, the operational payables between each of Eastern Logistics and China Cargo Airlines and the Company shall be settled according to the following arrangements:

(i)	Eastern Logistics and China Cargo Airlines, respectively, and the Company shall repay each other 50% of such outstanding amount before 30 June 2017; and

(ii)	Eastern Logistics and China Cargo Airlines, respectively, and the Company shall repay each other the remaining balance before 31 December 2017. In the event that Eastern Logistics and China Cargo Airlines fail to pay the Company the abovementioned operational payables in full by 31 December 2017, the Purchaser shall pay the outstanding amount in full to the Company.

In the event that Eastern Logistics and China Cargo Airlines fail to perform certain obligations under the Disposal Agreement, and the Purchaser fails to repay such amounts to the Company on behalf of Eastern Logistics and China Cargo Airlines as stipulated under relevant terms of the Disposal Agreement, the Company shall be entitled to a penalty from the Purchaser, which is to be calculated based on the interest rate applicable to bank borrowings during the same period.

3.	INFORMATION ON THE DISPOSAL GROUP

The following diagram shows the relationship between the Company and the Disposal Group as well as the simplified shareholding and corporate structure of the Disposal Group as at the date of this announcement:

The following diagram shows the relationship between the Company and the Disposal Group and the simplified shareholding and corporate structure of the Disposal Group upon completion of the Disposal:

(a)	Eastern Air Logistics Co., Ltd.* (東方航空物流有限公司) (“Eastern Logistics”)

	Date of Establishment:	23 August 2004

	Type of Enterprise:	Limited liability company

	Registered Capital:	RMB1,150,000,000

	Business Scope:	Warehouse, marine/air/land international cargo transport agency, cargo loading & unloading, property management, parking lot running, meeting service, labor dispatch for domestic enterprises, general merchandise, sale of office supplies, business consultation (excluding brokage), ticket agency, import & export of cargo and technology, e-commerce (excluding telecom value-added service and financial services), common cargo transport.

As of the date of this announcement, the details of the principal subsidiaries of Eastern Logistics are as follows:

(b)	Shanghai Eastern Airlines Transport Co., Ltd.* (上海東航運輸有限公司) (“Shanghai Eastern Transport”)

	Date of Incorporation:	12 April 1999

	Type of Enterprise:	Limited liability company

	Registered Capital:	RMB5,000,000

	Business Scope:	Common cargo transport, cargo loading & unloading, transport service for goods controlled by customs, cargo transport agency and air-ground service etc.

(c)	China Eastern Express Co., Ltd* (上海東航快遞有限公司) (“Eastern Express”)

	Date of Incorporation:	10 January 1995

	Type of Enterprise:	Limited liability company

	Registered Capital:	RMB23,000,000

	Business Scope:	International air express transport, international cargo transport agency, passenger & freight chartered flight, international air passenger & freight transport sales agency and goods packing etc.

(d)	China Cargo Airlines Co., Ltd* ( 中國貨運航空有限公司) (“China Cargo Airlines”)

	Date of Incorporation:	22 July 1998

	Type of Enterprise:	Limited liability company

	Registered Capital:	RMB3,000,000,000

	Business Scope:	International (regional) and domestic air cargo & mail transport services.

4.	FINANCIAL INFORMATION ON THE DISPOSAL GROUP

The key financial data of the Disposal Group for the three years ended 31 December 2015 (based on the consolidated financial statements of the Disposal Group), which were prepared according to the Accounting Standards for Business Enterprises, were as follows:

	For the	For the	For the
	year ended	year ended	year ended
	31 December	31 December	31 December
	2013	2014	2015
	(audited)	(audited)	(audited)
	In hundred	In hundred	In hundred
	million RMB	million RMB	million RMB

Operating revenue	69.52	71.35	63.56
Net profit	4.43	0.49	2.13
Total assets	57.22	49.89	48.93
Net assets	0.19	0.11	2.16

The key financial data of the Disposal Group for the six months ended 30 June 2016, which were prepared according to the Accounting Standards for Business Enterprises, were as follows:

	Based on
	the consolidated
	financial	Based on
	statements	the financial
	of the	statements of
	Disposal Group	Eastern Logistics
	(audited)	(audited)
	In hundred	In hundred
	million RMB	million RMB

Operating revenue	26.14	8.97
Net profit	2.72	2.08
Total assets	48.96	22.19
Net assets	4.83	8.38

The Disposal Group’s net profit for 2015 (based on the consolidated financial statements of the Disposal Group) included a one-off subsidy revenue in the amount of RMB251 million. Net profit for the first half of 2016 (based on the consolidated financial statements of the Disposal Group) included a one-off subsidy revenue in the amount of RMB215 million.

As at 30 June 2016, the audited consolidated net asset value of the Disposal Group, prepared according to the Accounting Standards for Business Enterprises, was approximately RMB483 million. Based on the Valuation Report prepared by the Valuer, as of 30 June 2016, the appraised value of the Disposal Group was approximately RMB2,432.5442 million.

The net profits (both before and after taxation) of the Disposal Group for the two years ended 31 December 2015 and six months ended 30 June 2016, which were prepared according to the Accounting Standards for Business Enterprises, were as follows:

			For the
	For the	For the	six months
	year ended	year ended	ended
	31 December	31 December	30 June
	2014	2015	2016
	(audited)	(audited)	(audited)
	RMB	RMB	RMB

Net profits (before taxation)	169,643,726	296,734,174	385,804,861
Net profits (after taxation)	48,987,034	213,275,604	272,158,416

5.	FINANCIAL IMPACT OF THE DISPOSAL

Assuming that the Company sets 30 June 2016 as record date for completion of the Disposal, it is expected that the financial statements prepared according to the Accounting Standards for Business Enterprises of the Company will record a gain before taxation of approximately RMB1,949.5 million as a result of the Disposal, which represents the difference between the Consideration and the audited net asset value of the Disposal Group as at 30 June 2016 based on the consolidated financial statements of the Disposal Group.

The Disposal will be put forward to the EGM to be convened by the Company on 17 January 2017 for consideration and approval. The transfer of shares under the Disposal shall be subject to approval from the competent authorities in charge of state-owned assets and approval from the Shareholders at the EGM. Accordingly, the Disposal will have no effect on the operating results for the year 2016 of the Company and is expected to affect the operating results for the year 2017 of the Company.

The actual gain or loss in connection with the Disposal will be assessed after the completion of the Disposal and is subject to audit. Upon completion of the Disposal, each of the entities in the Disposal Group will cease to be subsidiaries of the Company and the financial results of the Disposal Group will no longer be consolidated into the financial statements of the Group.

The proceeds from the Disposal in the total sum of RMB2,432,544,211.50 will be used as the general working capital of the Group.

6.	REASONS FOR AND BENEFITS OF THE DISPOSAL

(a)	Further improving the Company’s operational performance

Since the financial crisis in 2008, global economic growth has slowed down. The global cargo and mail traffic volume has maintained only a modest growth and there has been a decrease in the income generated from freight transportation. At the same time, the transporting capacity of international and domestic air cargo market has grown at substantially faster pace than market demand, resulting in a continuous downturn of market rate of freight transportation and it is unlikely to be a substantial growth of the market in the short term. Traditional air cargo enterprises encounter difficulties in their operations as they only offer airport-to- airport transportation services.

Eastern Logistics has endeavoured to change its business model in recent years. However, due to the relatively low competitiveness and risk resistance, its market share in the freight market has been shrinking and its operational prospect is unclear. As a result, Eastern Logistics has not fully accomplished the goal of its transformation. In particular, China Cargo Airlines, a subsidiary of Eastern Logistics, suffered large amount of cumulative losses during the period from 2011 to 2015, translating to a relatively high debt ratio that affected the overall operating performance of the Company.

Therefore, the implementation of the Disposal is a specific measure and reasonable option for the Company to cope with the poor conditions of the air freight market and is beneficial in improving the overall operational performance of the Company.

(b)	Concentrating on the Company’s air passenger transportation business

Since it commenced the operation of freight logistics business, the Company has always upheld the strategy of “balancing the development of cargo and passenger services”, hoping to drive the growth of freight transportation business by its passenger transport business, and eventually achieve balanced development of both businesses. The Company has invested considerable funds and resources into the freight logistics business sector which, however, failed to meet the expected development goal eventually. The revenue from freight logistics business of Eastern Logistics contributed to a relatively small portion of the Company’s overall operating revenue and is showing a decreasing trend. Major international airlines have been withdrawing or reducing their all-cargo flight business gradually in view of the slackening global cargo market.

Therefore, the implementation of the Disposal will be beneficial to the Company in focusing relevant resources on operating its air passenger transportation business in the future and further build up the Company’s brand image and competitiveness in the air passenger transportation sector.

(c)	Realizing collection of receivables and lowering capital risks

As at 30 June 2016, the aggregate amount of non-operational and operational payables of China Cargo Airlines and Eastern Logistics due to the Company were relatively large. Since China Cargo Airlines is in a state of loss-making, it is not capable of repaying the aforementioned payables to the Company in the short term. This share transfer obliges Eastern Logistics and China Cargo Airlines to repay the aforementioned amount to the Company, which will be favorable to the Company in accelerating the collection of receivables and lowering capital risks.

After considering the abovementioned factors, while the implementation of the Disposal will not have adverse impacts on the Company’s overall business development, it is also in line with the overall trend of major international airlines withdrawing from the all- cargo flight business. Upon the completion of the Disposal, the Company will focus on air passenger transportation business, further foster its reform and transformation, improve the operating and management ability of the Company in respect of air passenger transportation business and strive to create better investment returns for shareholders.

The terms of the Disposal Agreement have been agreed on an arm’s length negotiations between the parties. The Directors (excluding the independent non-executive Directors) are of the view that that the terms of the Disposal Agreement are on normal commercial terms, fair and reasonable and in the interest of the Company and its Shareholders as a whole.

7.	LISTING RULES IMPLICATIONS OF THE DISPOSAL

As at the date of this announcement, the Purchaser is a wholly-owned subsidiary of CEA Holding, the controlling shareholder of the Company. Therefore, the Disposal constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As one or more of the relevant applicable percentage ratios set out in the Listing Rules in respect of the Disposal exceed 5% but are less than 25%, the Disposal will constitute a discloseable and connected transaction of the Company under the Listing Rules. Therefore, the Disposal is subject to the reporting, announcement and Independent Shareholders’ approval requirements under Chapter 14 and Chapter 14A of the Listing Rules.

The resolutions regarding the Disposal have been passed at the third ordinary meeting of the eighth session of the Board. As Mr. Liu Shaoyong (a Director and the chairman of the Company), Mr. Xu Zhao (a Director) and Mr. Gu Jiadan (a Director) are members of the senior management of CEA Holding and Mr. Tian Liuwen (a Director and a Vice President of the Company) is a member of the senior management of Eastern Logistics, they may be regarded as having a material interest in the Disposal. As such, they have abstained from voting at the meeting of the Board convened for the purpose of approving, among others, the Disposal. Save as aforesaid, none of the Directors has any material interests in the Disposal.

8.	INFORMATION RELATING TO THE PARTIES

Information relating to the Group

The Company is principally engaged in the business of civil aviation.

Information relating to the Purchaser and CEA Holding

CEA Holding is a wholly PRC state-owned enterprise. It is principally engaged in managing all the state-owned assets and equity interest formed and invested by the state in CEA Holding and its invested enterprises.

The Purchaser was incorporated in November 2011, with registered capital of RMB3 billion and is principally engaged in industrial investment, asset management, entrusted management of assets etc.

9.	GENERAL INFORMATION

As mentioned above, as CEA Holding is the controlling shareholder of the Company, each member of CEA Holding, including the Purchaser, is therefore a connected person of the Company.

CEA Holding and its associates will abstain from voting on the ordinary resolutions approving the Disposal Agreement and the transactions contemplated thereunder at the EGM to be convened for the purpose of approving the Disposal Agreement and the transactions contemplated thereunder.

As at the date of this announcement, CEA Holding directly and indirectly held 5,530,240,000 A shares and 2,626,240,000 H shares of the Company, representing in aggregate approximately 56.38% of the issued share capital of the Company. CEA Holding and its associate(s), if any, will at the EGM abstain from voting on the ordinary resolutions approving the transactions relating to the Disposal Agreement, which will be taken on a poll as required under Rule 14A.36 of the Listing Rules.

The Independent Board Committee will be established to advise the Independent Shareholders in respect of the Disposal Agreement. Octal Capital Limited, a licensed corporation for carrying out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the same.

A notice of EGM will be despatched on or around 30 November 2016. A circular containing, among others, further information in relation to (i) the Disposal Agreement, (ii) the letter of recommendation from the Independent Board Committee to the Independent Shareholders; and (iii) a letter of advice from Octal Capital Limited to the Independent Board Committee and the Independent Shareholders, will be issued by the Company and despatched to its Shareholders no later than 20 December 2016, because additional time is required to prepare the information to be inserted in the circular.

10.	MANAGEMENT OF BELLYHOLD SPACE

In order to avoid competition between the Company’s passenger aircraft bellyhold space freight business and China Cargo Airline’s all-cargo aircraft freight business upon completion of the Disposal, the Board considered and approved the resolution on “the entering into of the ‘Bellyhold Space Management Agreement’ between the Company and China Cargo Airlines and engaging in the transactions contemplated thereunder” (《關於本公司與中貨航簽署<客機腹艙委託經營協議>並開展項下交易的議案》) at the third ordinary meeting of the eighth session of the Board of Directors of the Company on 29 November 2016, pursuant to which it was agreed that the Company will entrust China Cargo Airlines to operate the businesses of bellyhold cargo sales, settlement and relevant operational support in all of its passenger flights (under the Company and its subsidiaries). Upon the signing of the Bellyhold Space Management Agreement, the Company will further fulfill its obligations of information disclosure in accordance with the applicable requirements of the Listing Rules. For details, please refer to further announcements to be made by the Company as and when appropriate.

11.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“associate(s)”	has the meaning ascribed to it under the Listing Rules;

“Board”	means the board of Directors;

“CEA Holding” or “controlling shareholder”	means 中國東方航空集團公司 (China Eastern Air Holding Company*), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 56.38% of its issued share capital as at the date of this announcement;

“China Cargo Airlines”	means 中國貨運航空有限公司 (China Cargo Airlines Co., Ltd.*), a controlled subsidiary of Eastern Logistics, which is a wholly-owned subsidiary of the Company as at the date of this announcement;

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary receipts are listed on the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Consideration”	RMB2,432,544,211.50, being the consideration of the Disposal;

“connected person”	has the meaning ascribed to it under the Listing Rules;

“Disposal”	has the meaning ascribed to it in the section headed “The Disposal” in this announcement;

“Disposal Agreement”	means the share transfer agreement dated 29 November 2016 entered into between the Company and the Purchaser in relation to the Disposal;

“Disposal Group”	means the Eastern Logistics together with its subsidiaries, the details of which are set out in the section headed “Information on the Disposal Group” in this announcement;

“Directors”	means the directors of the Company;

“Eastern Express”	has the meaning ascribed to it in the section headed “Information on the Disposal Group”;

“Eastern Logistics”	means 東方航空物流有限公司 (Eastern Air Logistics Co., Ltd.*), a wholly-owned subsidiary of the Company as at the date of this announcement, being the target company of the Disposal;

“EGM”	means the extraordinary general meeting of the Company to be convened for the purpose of approving, among others, the Disposal Agreement and the transactions contemplated thereunder;

“Group”	means the Company and its subsidiaries;

“Hong Kong”	means Hong Kong Special Administrative Region of the People’s Republic of China;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Independent Board Committee”	means the board committee, comprising the independent non-executive Directors, to be established for the purpose of considering the Disposal Agreement and the transactions contemplated thereunder, and advising the Independent Shareholders on the same;

“Independent Shareholders”	means shareholders of the Company, other than CEA Holding and its associate(s), if any;

“PRC”	means the People’s Republic of China and for the purpose of this announcement excluding Hong Kong, Macau Special Administrative Region and Taiwan;

“Purchaser” or “Eastern Airlines Industry Investment”	Eastern Airlines Industry Investment Company Limited*( 東方航空產業投資有限公司 ), a limited liability company incorporated in the PRC and a wholly-owned subsidiary of CEA Holding as at the date of this announcement;

“RMB”	means Renminbi yuan, the lawful currency of the PRC;

“Shanghai Eastern Transport”	has the meaning ascribed to it in the section headed “Information on the Disposal Group”

“Shareholder(s)”	means the shareholder(s) of the Company;

“Valuer”	means Beijing Pan-China Assets Appraisal Co., Ltd (北 京天健興業資產評估有限公司);

“Valuation Report”	means the valuation report of Eastern Logistics dated 6 October 2016 issued by the Valuer; and

“%”	means per cent.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
29 November 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).

*     For identification purpose only

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